EXHIBIT 99.1

Trilogy International Partners Inc. Announces NZD $250,000,000 Senior Finance Facility

BELLEVUE, Wash., July 30, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company”) (TSX:TRL) today announced that its New Zealand subsidiary, 2degrees, has successfully secured a new NZD $250,000,000 senior debt facility maturing in July 2021. Denominated in New Zealand Dollars, this loan carries an interest rate that is the total of New Zealand’s BKBM rate plus a margin, initially 3.3%, that will vary based on 2degrees’ net leverage ratio. The loan will refinance 2degrees’ existing NZD $200,000,000 debt facility that was scheduled to mature in January 2020. The transaction is scheduled to close on July 31, 2018.

“The completion of this refinancing, which is an upsize of our existing debt facility, is another vote of confidence in our company,” said 2degrees Chief Executive Officer Stewart Sherriff. “Third party lenders are effectively validating our business case.” The new loan provides borrowing capacity for further investments in the 2degrees business.

The new facility also provides for an uncommitted NZ $35,000,000 accordion facility which can be utilized in the future to fund capital expenditures. ING Bank N.V. served as lead arranger and underwriter.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

The Company currently provides wireless and fixed communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected closing date of the debt facility and further investments in the 2degrees business. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com